

November 21, 2016

Mail Stop 4631

<u>Via E-Mail</u>
Aaron's, Inc.
Mr. Steven A. Michaels
Chief Financial Officer
400 Galleria Parkway SE, Suite 300
Atlanta GA30339-3194

> **Re:** **Aaron's, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 1-13941**

Dear Mr. Michaels:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Off-Balance Sheet Risk, page 46

1. You disclose that through your DAMI business that you are party to financial instruments (loans receivable) with off-balance-sheet risk in the normal course of business to meet the financing needs of its cardholders. Please disclose the amounts of revenues, expenses and cash flows arising from such arrangements. Refer to Item 303(a)(4)(c) of Regulation S-K for guidance.

Note 1: Business and Summary of significant Accounting Policies, page 56

Lease Merchandise, page 57

2. You disclose that lease merchandise adjustments totaled $136.4 million, $99.9 million and $58.0 million during the years ended December 31, 2015, 2014 and 2013, respectively. Given the significance of lease merchandise to your balance sheet and material fluctuation in your merchandise adjustment, please provide a roll-forward of your allowance for lease merchandise. Also, in light of your disclosure on page 38 which implies that you have higher lease merchandise write-offs related to Progressive revenues, please expand your disclosure to provide additional insight into the underlying reasons for changes in Progressive's lease merchandise write-offs as a percentage of Progressive's revenues from changes in your core business lease merchandise write-offs as a percentage of your core business lease revenues.

3. Please separately disclose lease merchandise currently on lease from merchandise not on lease.

Notes Receivable, page 60

4. We note that DAMI extends or declines credit to an applicant through its bank partner. DAMI's bank partner originates the loan by providing financing to the merchant at the point of sale and acquiring the receivable at a discount from the face value. The discount represents a pre-negotiated, nonrefundable fee between DAMI and the merchant that generally ranges from 3.5% to 25% (the merchant fee), depending on the product type and any promotional interest periods offered (e.g., six, 12 or 18 months of deferred or reduced interest). The fee is designed primarily to cover DAMI's incremental direct origination costs and the risk of loss related to the portfolio of cardholder charges received from the merchant. Within a 72 hour period, DAMI acquires the receivable from the bank at the discounted amount. DAMI offsets the origination costs against the merchant fee, and the net amount is deferred. It is generally amortized into revenue over the 24 month initial privilege period. We have the following comments regarding this accounting:

    *   In light of the fact that DAMI's bank partner originates the loan, please tell us the nature of DAMI's incremental direct origination costs and your basis for recognizing such amounts. Identify the accounting literature that supports your accounting;
    *   Please more fully explain the nature of the merchant fee and how that fee is recognized in your financial statements. Identify the accounting literature that supports your accounting; and
    *   Quantify the origination costs and the merchant fees for each period presented, including the nine months ended September 30, 2016. Address how you have determined it is appropriate to nets such amounts.

5. We note that unamortized fees include promotional fees. Please quantify promotional fees for 2015 and the nine months ended September 30, 2016, and with reference to ASC 320-20-25-15, please address the appropriateness of deferring these fees. In doing so, please tell us the nature of these fees, when they are incurred and when they are recognized in your results of operations.

Note 15: Quarterly Financial Information (unaudited), page 88

6. Although you have identified two items impacting your fourth quarter 2015 results, it appears that there may have been other items impacting your fourth quarter results, especially as compared to your first quarter 2015 results which had similar revenues. Please tell us the additional contributing factors that have negatively impacted your fourth quarter results and ensure you provide disclosures that inform investors of material fluctuations in your operations. See Section Item 302(A)(3) of Regulation S-K for guidance.

Form 8-K filed October 28, 2016

Exhibit 99.1

7. You indicate that pre-tax, pre-provision loss is a non-GAAP measure that represents loss before income taxes adjusted so that loan charge-offs and recoveries are recognized in earnings as they occur by excluding the effect on earnings of changes to management's provision for estimated future loan losses. Please tell us how this measure is consistent with Question 100.04 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Form 10-Q for the Fiscal Quarter Ended September 30, 2016

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

8. Please expand your disclosures to explain the reasons for changes in your provision for credit losses on loans receivable recorded for each period presented. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Accounting Policies and Estimates, page 8
General

9. We note that your provision for credit losses on loans receivable was $7.5 million for the nine months ended September 30, 2016. Please disclose your accounting policy for this provision and confirm that your next annual filing will include the information prescribed by Schedule V as set forth in Rule 12-09 of Regulation S-X. See Rule 5-04 of Regulation S-X. Please explain if you do not believe such information is necessary.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Jeanne Baker, Assistant Chief Accountant, at (202) 551- 3691 or, the undersigned Accounting Branch Chief at (202) 551-3355 with any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction